

April 17, 2012

Via E-mail
Frank M. Moratti
Company Secretary and General Counsel
Sims Metal Management Limited
110 Fifth Ave, Suite 700
New York, NY 10011

> **Re: Sims Metal Management Limited**
> **Form 20-F**
> **Filed October 14, 2011**
> **File No. 1-33983**

Dear Mr. Moratti:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2011

Operating and Financial Review and Prospects, page 31

Results of Operations, page 33

1.   Where you describe changes in revenues in future filings, please clearly quantify the extent to which such changes are attributable to changes in prices, changes in the volume or amount of products or services being sold, and/or acquisitions. Please also ensure that you clearly quantify how movements in exchange rates impacted all line items discussed in your results of operations or clearly indicate those line items for which exchange rates had an immaterial impact.

Financial Statements for the Fiscal Year Ended June 30, 2011, page F-1

Consolidated Income Statements, page F-2

2.   We note that you present a line item representing your share of pre-tax profit of investments accounted for using the equity method. Please clarify why you present this line item on a pre-tax, as opposed to post-tax, basis. In doing so, explain how you determined, as noted on page F-71, that it was appropriate to present income taxes on your "pass-through" jointly controlled entities within income taxes as opposed to within this equity method line item.

Notes to the Consolidated Financial Statements, page F-7

General

3.   Please refer to paragraphs 125 through 133 of IAS 1 concerning disclosure of sources of estimation uncertainty and respond to the following comments:

  •   Please tell us the major sources of estimation uncertainty that you identified at June 30, 2011 that had a significant risk of resulting in a material adjustment to the carrying amounts of your assets and liabilities.

  •   For each major source of estimation uncertainty that you identified, please explain to us in reasonable detail where you made the disclosures contemplated by IAS 1. Your response should specifically address how you considered the types of disclosures contemplated by paragraph 129 of IAS 1.

  •   Based on your response to the above bullet points, please explain in reasonable detail how you determined that no additional disclosures were needed on page 32 for your Critical Accounting Policies. Please refer to Section V of our Release No. 33-8350, available at http://www.sec.gov/rules/interp/33-8350.htm, for more guidance concerning Critical Accounting Policy disclosures.

Note 1 – Summary of Significant Accounting Policies, page F-7

Inventories, page F-8

4.   You disclose that quantities of inventories are determined based on "various inventory systems." Please tell us and disclose the accounting policies adopted in measuring inventories, including the cost formulas used. See paragraph 36(a) of IAS 2. Also tell us and consider disclosing the specific types of costs that you include in inventory, the extent to which you use the specific identification, FIFO, and/or weighted average cost formulas and the reasons why you apply these different methodologies.

Note 13 – Goodwill, page F-41

5.   We note that you combined six CGU's within your North America segment into one
        CGU, North America Metals, during fiscal 2011. We also note your disclosure that the
        "change was a result of the implementation of a strategy that led to the integration of
        management responsibility including commercial aspects of the business." Please
        explain in greater detail the reasons behind this CGU combination and explain how your
        testing of goodwill for impairment at this higher aggregated level complies with IAS 36.
        In doing so, please clarify why the six former CGU's each no longer represent the
        smallest identifiable group of assets that generates cash inflows that are largely
        independent of the cash inflows from other assets or groups of assets.

Note 28 – Subsidiaries, page F-66

6.   Considering that you appear to consolidate two 90%-owned entities, please tell us why
        you do not present any non-controlling interests within your financial statements.

Note 29 – Investments in associates and jointly controlled entities, page F-71

7.   We note that you disclose your share of assets, liabilities, revenues, expenses, and profit
        or loss of associates and jointly controlled entities. Please tell us how this meets the
        requirement of paragraph 37(b) of IAS 28 to disclose summarized financial information
        of associates, including the aggregated amounts of assets, liabilities, revenues and profit
        or loss.

8.   We note that your share of associates' and jointly controlled entities' profit before tax in
        sections (b) and (e) of this footnote do not agree to the amounts presented in section (c)
        and on the face of your consolidated income statements. Please tell us the reasons for
        these differences.

Form 6-K filed January 18, 2012

9.   We note that you acquired a 16% interest in Chiho-Tiande Group Limited ("CTG") and,
        pending shareholder approval of your subscription for warrants and a convertible bond,
        you expect to have a fully diluted 20% shareholding in CTG. Since you indicate that you
        "initially" are accounting for this investment as a financial asset, please tell us how you
        intend to account for this investment upon issuance of the warrants and convertible bond.
        Please discuss why you believe your proposed treatment complies with IFRS.

Form 6-K filed February 17, 2012

Exhibit 99.1 Press Release

10.   We note that you recognized a goodwill impairment charge of $614 million during the first half of fiscal 2012. Given the material amount of goodwill remaining on your balance sheet, the lack of disclosures in your previous filings indicating that any cash generating units ("CGU's") were at risk of impairment, and the continued challenging economic conditions, please tell us and consider disclosing within your June 30, 2012 Form 20-F the following information. Please clearly indicate how you determine your CGU's for goodwill impairment testing purposes and your methodology for determining the recoverable amount of each CGU. Additionally, please disclose whether any of your CGU's is at risk of goodwill impairment. Please note that a CGU is at risk of impairment if it has a recoverable amount that is not substantially in excess of the carrying amount. If no CGU's are at risk based on your most recent impairment test, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a CGU is at risk of failing the impairment test and a material impairment charge could occur, please disclose the following:

- The percentage by which the recoverable amount exceeded the carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the CGU;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

11.   We note your disclosures on pages 2 and 3 of this press release regarding "atypical items," including goodwill and inventory impairments, which impacted your EBIT for the first half of fiscal 2012. Please note that it generally is not appropriate to describe an item as atypical, non-recurring, infrequent, and/or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. We note, for example, that inventory and goodwill impairments were recorded during the three years reflected in your fiscal 2011

Form 20-F. Please consider alternative ways to discuss the impact of such items on your results without describing them as "atypical." If you still believe it is appropriate to quantify "atypical" items, please ensure that you describe the nature of all items being included in that amount.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief